FOSTER'S GROUP

[redacted]

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Dividend Reinvestment Plan – Calculation Period"

Released: 3 March 2008

Pages: 2
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Dlw 3/4

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S GROUP

3 March 2008

DIVIDEND REINVESTMENT PLAN – CALCULATION PERIOD

On 19 February 2008 Foster's Group Limited (Foster's) declared a fully franked interim dividend of 12.0 cents per share payable 2 April 2008 for ordinary shareholders on the registry as at the close of business on 3 March 2008 (Record Date).

Foster's wishes to advise that, in accordance with the rules of the Dividend Reinvestment Plan (DRP), the Calculation Period for the DRP in respect of the interim dividend is for a period of 8 trading days commencing on 5 March 2008.

Foster's expects that shares allocated under the DRP will be purchased on-market, and the Company has engaged a broker to assist it to undertake those purchases.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

END